SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                              SCHEDULE 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 10)*

                            Terex Corporation
                             (Name of Issuer)

                 Common Stock, Par Value $.01 Per Share
                      (Title of Class of Securities)

                                 880779103
                              (CUSIP Number)

                             W. Robert Cotham
           201 Main Street, Suite 2600,Fort Worth, Texas  76102
                               (817)390-8400
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               May 20, 1994
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**As described in Item 4 hereof, the total number of shares reported herein is a minimum of 1,375,500 and a maximum of 1,455,500, which constitutes approximately 13.6% and 14.3%, respectively, of the total number of shares outstanding, assuming, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 10,423,067 and 10,503,067 shares, respectively, of the Stock outstanding. The number of outstanding shares of the Stock reported in the Issuer's most recent quarterly report on Form 10-Q is 10,303,067.

                     (Continued on following page(s))
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    Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General
Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated January 17, 1989, as amended by Amendment No.
1 dated April 26, 1991, Amendment No. 2 dated July 2, 1991, Amendment No. 3 dated June 23, 1992, Amendment No. 4 dated October 6, 1992, Amendment No. 5 dated November 23, 1992, Amendment No. 6 dated December 21, 1992, Amendment No. 7 dated April 2, 1993, Amendment No. 8 dated April 19, 1993, and Amendment No. 9 dated December 22, 1993 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share, of Terex Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

    No material change

ITEM 2. IDENTITY AND BACKGROUND.

    Paragraphs (a) - (c) of Item 2 are hereby amended by adding at the end thereof the following:

    Effective as of May 20, 1994, DAS terminated his employment with TMT-FW. As a result of the termination of such relationship, DAS and his spouse, KRS, shall no longer be Reporting Persons for purposes of this and all future filings on Schedule 13D.

    (d) - (f)  No material change

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    No material change

ITEM 4. PURPOSE OF TRANSACTION.

    No material change

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

    No material change

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

    No material change

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

    No material change

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

    Dated:  May 25, 1994

                            THE AIRLIE GROUP L.P.,
                            a Delaware limited partnership

                            By:  EBD L.P.,
                                 a Delaware limited
                                 partnership, General
                                 Partner

                                 By:  TMT-FW, Inc.,
                                      a Texas corporation,
                                      General Partner


                                      By: /s/ W. R. Cotham
                                          W. R. Cotham,
                                          Vice President

                            EBD L.P.,
                            a Delaware limited partnership

                            By:  TMT-FW, Inc.,
                                 a Texas corporation,
                                 General Partner


                                 By: /s/ W. R. Cotham
                                     W. R. Cotham,
                                     Vice President


                            /s/ W. R. Cotham
                            W. R. Cotham,

                            Vice President of:
                                 TMT-FW, INC.
                                 THOMAS M. TAYLOR & CO.

                            Attorney-in-Fact for:
                                 DORT A. CAMERON III (1)
                                 THOMAS M. TAYLOR (2)
                                 DOUGLAS K. BRATTON (3)
                                 GEOFFREY P. RAYNOR (4)
                                 AIRLIE ASSOCIATES II (5)

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Dort A. Cameron III previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Douglas K. Bratton previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Geoffrey P. Raynor previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Airlie Associates II previously has been filed with the Securities and Exchange Commission.

                               EXHIBIT INDEX

        EXHIBIT                       DESCRIPTION


        Exhibit 99.1             Agreement Pursuant to Rule
                                 13d-1(f)(l)(iii), filed herewith.

        Exhibit B                Information with respect to
                                 the partners of Trailer,
                                 previously filed with Amendment
                                 No. 1 to the Schedule 13D.

        Exhibit C                Loan Agreement dated as of
                                 July 13, 1989, between TAG and
                                 KCS, previously filed with
                                 Amendment No. 1 to the Schedule
                                 13D.

        Exhibit D                Promissory Note from KCS to TAG,
                                 previously filed with Amendment
                                 No. 1 to the Schedule 13D.

        Exhibit E                Pledge Agreement between KCS and
                                 TAG, previously filed with
                                 Amendment No. 1 to the Schedule
                                 13D.

        Exhibit F                Agreement dated as of April 25,
                                 1991, among TAG, Trailer, KCS,
                                 Holdings, Fruehauf and the
                                 Issuer, previously filed with
                                 Amendment No. 1 to the Schedule
                                 13D.

        Exhibit G                Power of Attorney of Trailer,
                                 previously filed with Amendment
                                 No. 2 to the Schedule 13D.

        Exhibit H                Exchange Agreement by and among
                                 Fruehauf, TAG and Trailer,
                                 previously filed with Amendment
                                 No. 2 to the Schedule 13D.

        Exhibit I                Exchange Agreement by and among
                                 Fruehauf, the Issuer, TAG,
                                 Trailer and KCS, previously filed
                                 with Amendment No. 2 to the
                                 Schedule 13D.

        Exhibit J                Exchange Agreement by and among
                                 the Issuer, TAG, Trailer and KCS,
                                 previously filed with Amendment
                                 No. 2 to the Schedule 13D.

        Exhibit K                Registration Rights Agreement by
                                 and among the Issuer, KCS, TAG
                                 and Trailer, previously filed
                                 with Amendment No. 2 to the
                                 Schedule 13D.

        Exhibit L                Information with respect to the
                                 partners of AAII, previously
                                 filed with Amendment No. 3 to the
                                 Schedule 13D.

        Exhibit M                Power of Attorney of David A.
                                 Sachs, previously field with
                                 Amendment No. 3 to the Schedule
                                 13D.

        Exhibit N                Power of Attorney of Karen R.
                                 Sachs, previously filed with
                                 Amendment No. 3 to the Schedule
                                 13D.

        Exhibit O                Power of Attorney of Douglas K.
                                 Bratton, previously filed with
                                 Amendment No. 3 to the Schedule
                                 13D.

        Exhibit P                Power of Attorney of Airlie
                                 Associates II, previously filed
                                 with Amendment No. 5 to the
                                 Schedule 13D.

        Exhibit Q                Press Release of the Issuer
                                 issued on April 19, 1993,
                                 previously filed with Amendment
                                 No. 8 to the Schedule 13D.

        Exhibit 4.1 Letter Agreement dated December 20, 1993, between the Issuer and TAG, previously filed with
                                 Amendment No. 9 to the Schedule
                                 13D.

        Exhibit 4.2 Certificate of Designation of Preferences and Rights of Series A Cumulative Redeemable
                                 Convertible Preferred Stock of
                                 the Issuer, previously filed
                                 with Amendment No. 9 to the
                                 Schedule 13D.

        Exhibit 4.3 Preferred Stock Registration Rights Agreement dated December 20, 1993, among the Issuer and the signatory parties thereto, previously filed with Amendment No. 9 to the Schedule 13D.

        Exhibit 4.4              Warrant Registration Rights
                                 Agreement dated December 20,
                                 1993, among the Issuer and the
                                 signatory parties thereto,
                                 previously filed with Amendment
                                 No. 9 to the Schedule 13D.

        Exhibit 4.5 Warrant Agreement dated December 20, 1993, between the Issuer and Mellon Securities Trust Company, as Warrant Agent, previously filed with Amendment No. 9 to the Schedule 13D.